Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Listing Qualifications & Market Surveillance

July 8, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 23, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from Warrantee Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

American Depositary Shares, each representing one common share

Common Shares, no par value[*]

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi

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[*] Not for trading, but only in connection with the listing of the American depositary shares on the Nasdaq Stock Market LLC. The American depositary shares represent common shares and are being registered under the Securities Act of 1933, as amended, pursuant to a separate Registration Statement on Form F-6. Accordingly, the American depositary shares are exempt from the operation of Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8.